novozymes®

RECEIVED
2004 SEP -2 P 3:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commissions,
Division of Corporate Finance,
450 Fifth Street,
Washington, D.C. 20549
USA

04036675

13/08/2004

SUPPL

Re.: SEC File Number, 82-5116

This information is furnished pursuant to Rule 12g3-2(b).

Kindly receive press releases nos. 36-37 (incl.) sent to the Copenhagen Stock Exchange in July and August, 2004.

PROCESSED
SEP 07 2004
THOMSON FINANCIAL

Yours sincerely
Novozymes A/S

Ella Begtrup
Investor Relations
+45 44 42 23 79

Novozymes A/S
Stakeholder
Communications

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Tel.:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR no.:
10 00 71 27

novozymes®

Stock exchange announcement

August 4, 2004

Novozymes A/S
Group financial statement for the first half of 2004

The results for the first half of 2004 show solid growth compared with the same period in 2003. The outlook for operating profit remains unchanged, despite negative exchange rate movements. The outlook for free cash flow is being adjusted upwards.

- Calculated in local currencies, sales rose by 9%. Sales in the first half were 5% higher than in the same period last year, at DKK 2,976 million compared with DKK 2,840 million.
- Operating profit increased by 14% to DKK 522 million from DKK 458 million. The operating profit margin was 17.5%, compared with 16.1%.
- Profit before tax rose by 2% to DKK 510 million from DKK 502 million in 2003. Net financial costs were DKK 12 million compared with net financial income of DKK 44 million.
- Profit after tax rose by 5% to DKK 378 million from DKK 361 million. Earnings per share were DKK 5.4, an increase of 6%.
- Free cash flow was DKK 477 million, compared with DKK 335 million.
- Good results were achieved in the first half of 2004 for water and energy utilisation, which have improved by 21% and 16% respectively.
- The business expanding activities outside the enzymes and microorganisms business areas continue to show good progress.

Outlook for 2004

The outlook for growth in operating profit remains unchanged, despite exchange rate movements. Growth in profit after tax is expected to remain at around 7%. The outlook for free cash flow before acquisitions is DKK 0.9–1 billion.



Profit/loss and balance sheet

(DKK million)	First half 2004	2003	% change YTD / YTD	Q2 2004	2003	% change Q2 / Q2
Net turnover	**2,976**	**2,840**	**5**	**1,535**	**1,396**	**10**
- Enzymes	2,812	2,710	4	1,452	1,331	9
- Microorganisms	164	130	26	83	65	28
Gross Profit	**1,604**	**1,484**	**8**	**824**	**732**	**13**
- Enzymes	1,515	1,418	7	779	696	12
- Microorganisms	89	66	35	45	36	25
Operating Profit (EBIT)	**522**	**458**	**14**	**265**	**239**	**11**
- Enzymes	502	448	12	255	234	9
- Microorganisms	20	10	100	10	5	100
Operating profit margin	17.5	16.1	-	17.3	17.1	-
Net financials	(12)	44	-	(15)	8	-
Profit before tax	**510**	**502**	**2**	**250**	**247**	**1**
Tax	133	140	(5)	65	69	(6)
Minority interests	0	(1)	-	0	0	-
Net profit	**378**	**361**	**5**	**185**	**178**	**4**
Earnings per DKK 10 share	**5.4**	**5.1**	**6**	**2.6**	**2.5**	**5**
Avg. no. of A/B shares, diluted (Million)	70.5	71.2	(1)	70.3	70.9	(1)
Free cash flow	**477**	**335**	**42**	**103**	**174**	**(41)**

Ave. number of A/B shares, diluted, is calculated using the method prescribed by IAS 33. Calculation of earnings per share is also calculated using the same method. The accounting policies are unchanged from the Corporate financial statement for 2003 of January 29, 2004. The accounts have not been audited.

Net turnover

Net turnover was DKK 2,976 million, which is 5% above the level achieved in the first half of 2003. Growth calculated in local currencies was 9%, while organic growth was 8%.

Sales by industry

(DKK million)	First half 2004	2003	% change	Q2 2004	2003	% change
Enzymes	**2,812**	**2,710**	**4**	**1,452**	**1,331**	**9**
-technical enzymes	1,760	1,720	2	897	858	5
-detergent enzymes	1,030	1,017	1	512	502	2
-other technical enzymes	730	703	4	385	356	8
-food enzymes	695	685	1	367	333	10
-feed enzymes	357	305	17	188	140	34
Microorganisms	**164**	**130**	**26**	**83**	**65**	**28**
Net turnover	**2,976**	**2,840**	**5**	**1,535**	**1,396**	**10**

Sales by geography

(DKK million)	First half 2004	2003	% change	% currency impact	% change in local currencies
Europe, Middle East & Africa	1,293	1,263	2	0	2
North America	914	854	7	(8)	15
Asia Pacific	545	536	2	(5)	7
Latin America	224	187	20	(6)	26
Net turnover	**2,976**	**2,840**	**5**	**(4)**	**9**

Calculated in local currencies, sales growth was satisfactory. Growth in Latin America was particularly high, with increased sales within the feed industry. Sales to North America are showing high rates of growth, driven by increased sales to the fuel ethanol and brewing industries, and sales of microorganisms.

Sales of enzymes

Sales of **technical enzymes** were 2% above the level in the first half of 2003.

Sales of **detergent enzymes** were 1% higher than in the equivalent period of 2003. Calculated in local currencies, the sales growth was higher. The sales growth can be related to a number of new product launches over the last year. Growth calculated in local currencies is expected to fall over the second half of the year. Sales of **other technical enzymes** rose by 4%, greatly hampered by unfavourable exchange rates. Sales of enzymes for the production of fuel ethanol continue to show high growth rates, and the growth in sales to the textile industry has also been good.

Seen in relation to the equivalent period of 2003, the fuel ethanol and textile industries have again grown significantly in the second quarter.

Sales of **food enzymes** were 1% higher than last year. Measured in local currency terms, the sales growth have been considerably higher. Sales to the baking industry continue to be negatively affected by lower bread consumption in the USA, while sales to the brewing industry in the USA have been favourably affected, partly due to an increase in the demand for low-carbohydrate beer produced using enzymes.

Taking the second quarter in isolation, sales to the baking industry have stabilised and sales to the wine and juice industry have increased, thanks to sales starting earlier this year than in the equivalent period of 2003.

Sales of **feed enzymes** increased by 17%. Calculated in local currency terms, sales growth were significantly higher, as an increasing proportion of sales is in USD and USD-related currencies.

Sales rose by a full 34% in the second quarter of 2004, though this is partly due to stock building by distributors.

Sales of microorganisms

Sales of **microorganisms** rose by 26%. Growth has been positively affected by the full-year effect of the purchase of the activities of Roots with effect from June 20, 2003, but negatively affected by exchange rate movements, as this business segment is highly dollar-sensitive. Organic growth is in double figures. The plant care business area within microorganisms is seasonal, with most sales in the first half of the year.

Costs, Licence fees and Other operating income

Total costs excluding net financials and tax rose by 3% to DKK 2,454 million. The relatively modest rate of increase was positively affected by lower exchange rates, together with more effective utilisation of raw materials. The gross margin rose from 52.3% to 53.9%, mainly as a result of productivity improvements in production. The rise in the gross margin has been negatively affected by falling exchange rates.

Sales and marketing costs and administrative costs were on pair compared with the first half of 2003.

Research and development costs rose slightly more than the growth in sales, partly as a result of increased costs relating to new projects outside the enzymes business area.

Other operating income was DKK 7 million, compared with DKK 21 million in 2003. Seen in relation to the same period in 2003, less grant was received from the US Department of Energy in connection with research into biomass.

Depreciation and amortisation charges totalled DKK 249 million, compared with DKK 253 million in the equivalent period of 2003.

Operating profit

Operating profit rose by 14% to DKK 522 million, DKK 502 million of which relates to enzymes and DKK 20 million to microorganisms. The operating profit margin, calculated as operating profit as a percentage of sales, was 17.9 for enzymes and 12.2 for microorganisms.

Net financials

Net foreign exchange gains/losses are due to realised and unrealised gains/losses, primarily on the hedging of exposures to the USD and JPY.

(DKK million)	First half 2004	First half 2003
Net foreign exchange gain/(loss)	9	71
Net interest expenses	(16)	(26)
Other financials	(5)	(1)
Total financials	**(12)**	**44**
Net interest-bearing debt, end	904	1,142

Profit before and after tax

Novozymes generated profit of DKK 510 million before and DKK 378 million after tax, corresponding to rises of 2% and 5% respectively compared with 2003.

Cash flow, investments, acquisitions

Stock building in the first half of the year has had a negative effect on cash flow from operating activities.

Cash flow from investing activities has been positively affected by one-off items related to redemption of dollar-hedging transactions. The amount in question is in the region of DKK 130 million.

(DKK million)	First half 2004	First half 2003
Cash flow before change in working capital	563	580
Cash flow from operating activities	474	682
Cash flow from investing activities	3	(347)
Free cash flow	**477**	**335**
Cash flow from financing activities	(541)	(807)
Net cash flow	**(64)**	**(472)**
Acquisitions	0	122

Balance sheet and developments in shareholders' equity

Shareholders' equity amounted to DKK 3,997 million at the end of the first half of 2004, compared with DKK 4,144 million on January 1, 2004. Shareholders' equity was increased by the net profit for the period, but reduced by dividend payments, share buy-backs and currency translation adjustments in respect of subsidiaries' net assets.

A dividend of DKK 219 million was paid for 2003.

Purchase of own shares, reduced by exercise of share options (DKK 32 million), decreased shareholders' equity by DKK 361 million in the period.

The holding of own shares as at today's date consists of 7,213,224 B shares, equivalent to 9.6% of the share capital. After the reduction in share capital, the holding consists of 4,374,392 B shares, equivalent to 6.0% of the share capital. Since January 29, 2004, own shares worth DKK 402 million have been purchased as part of a major share buy-back programme; the total value of the programme over the year is expected to be up to DKK 650 million.

At the annual meeting of shareholders on March 17, 2004, it was decided to reduce the number of shares to 72.6 million. The period of statutory notice expired on July 3, 2004 without any objections being received. The documents have now been submitted to the Danish Commerce and Companies Agency, and final registration of the reduction in share capital is awaited.

Assets (DKK million)		**Liabilities** (DKK million)	
		Shareholders' equity beginning of 2004	4,144
		Retained earnings	378
Intangible fixed assets	537	Dividend paid	(219)
Tangible fixed assets	3,691	Purchase of own shares, net	(361)
Financial fixed assets	0	Currency translation adj. for net assets, etc.	55
Total fixed assets	**4,228**	**Shareholders' equity end June 2004**	**3,997**
Stocks	1,259	**Minority interests**	**25**
Debtors	1,589	**Total provisions**	**948**
Securities	99	Total long-term liabilities	1,358
Cash at bank and in hand	409	Total current liabilities	1,256
Total current assets	**3,356**	**Total liabilities**	**2,614**
Total assets end June 2004	7,584	Total liabilities and shareholders' equity end June 2004	7,584

Outlook for 2004

The key sales currencies are weaker against the DKK than the average rates in 2003 and also weaker than the exchange rates on which the outlook of April 29, 2004 was based.

(DKK)	USD	JPY	CNY
Average exchange rate for 2003	659	5.68	79.12
Spot rate, April 28, 2004	625	5.72	75.04
Spot rate, Aug. 3, 2004	619	5.58	74.73
Development vs. average for 2003	-6%	-2%	-6%

The outlook for growth in net profit remains at 7%. Growth in operating profit is still expected to be 9-10%, despite exchange rate movements. Measured in local currency terms, growth in operating profit is expected to increase by more than 10%. This outlook is based on the following:

- Exchange rates remain at their present levels for the rest of the year, especially the USD, USD-dependent currencies and the JPY against the DKK.
- Growth in net turnover of 5% in DKK, while growth in local currency terms is estimated to remain unchanged at around 8%. Less favourable exchange rates are thus expected to reduce sales growth by 3 percentage points.

- Growth in operating profit of 9-10%. Operating profit will be negatively affected by less favourable exchange rates, since Novozymes has a higher proportion of costs than revenue denominated in DKK. Growth will exceed 10% in local currency terms. Growth has been positively affected by approximately 1% as a result of the research funding from the NREL being extended.
- Operating profit margin of 17-18%.
- Net financial costs of DKK 30-40 million. Net financials are expected to be positively affected by currency-hedging gains. The estimated net cash flows in USD and JPY have been hedged for 2004.
- The outlook for growth in net profit is approximately 7%.
- Free cash flow before acquisitions of DKK 0.9-1 billion. Investments in tangible fixed assets before acquisitions in the period 2003-2005 are expected to be within the frame of depreciation and amortisation charges for the equivalent period. As accumulated investments for 2003-2004 are expected to be significantly below depreciation and amortisation charges for the equivalent period, the level of investment for 2005 is estimated to be above the level of depreciation and amortisation charges for the year but within the overall framework.
- Return on invested capital after tax of 15-16%.

Environmental and social discussion

As in the Stock exchange announcement for the first quarter of 2004, this announcement contains selected results within the environmental and social area. This is being done to provide a broader picture of Novozymes, and is a natural extension of the requirements of the Danish Company Accounts Act relating to reporting of non-financial aspects.

Definitions of the individual indicators can be found in the Novozymes Report 2003 under Accounting policies, pages 13-15 of Accounts and Data, see www.novozymes.com.

Enviromental and social results	**First half**	
	2004	2003
Eco-Productivity Index, water	121	112
Eco-Productivity Index, energy	116	108
Frequency of occup. accidents per million working hours	8.9	7.2
Frequency of occup. diseases per million working hours	0.6	3.3
Employees, total	3,963	3,813
Yearly job creation		
- Growth in numbers of employees, acquisitions	0	14
- Growth in numbers of employees, organic	64	61

Water and energy – effective utilisation of resources

The target for 2004 is to improve the eco-productivity index for water and energy by 5% or, in other words, to improve utilisation of water and energy per enzyme unit produced by 5% compared with consumption in 2003. The improvement in eco-productivity in the first half of 2004 was 21% for water and 16% for energy. Both indices are higher than in the same period of 2003. The indices tend to be above average in the first half of the year compared with the second half, as production in the first half is less affected by holidays and the need for additional cooling.

Occupational accidents resulting in absence, and occupational diseases

The target for 2004 is to reduce the frequency of occupational accidents; however, an increase has been recorded in the first half. A number of initiatives have been launched to reduce the number of occupational accidents, but these have yet to take effect.

The frequency of occupational diseases has fallen to 0.6 in the first half of the year, from 3.3 in the equivalent period of 2003.

Job creation

The growth in the number of employees is exclusively organic, as there have not been any acquisitions in the first half of the year.

Business development outside the enzyme area

Microorganisms

With five acquisitions within three years, Novozymes has established this new business area with sufficient critical mass within the areas of institutional and household cleaning, wastewater treatment and plant care. The outlook for turnover in the microorganisms business area in 2004 is around DKK 300 million, equivalent to approximately 5% of total turnover. Integration of activities has run to plan and is now close to completion. Profitability in the business area has increased significantly since 2003 and is expected to improve further in 2005. The primary focus will now be on organic growth.

Activities within biopolymers and pharmaceutical proteins

Biopolymers:

The production of Hyacare®, hyaluronic acid produced using microorganisms, is proceeding satisfactorily, and the launch of the product for the cosmetics industry is imminent. It has also been decided to prepare Hyacare for sale within the medical device and pharmaceutical industries.

Novozymes has also entered into a collaboration with the Australian company Meditech involving hyaluronic acid being tested in combination with a drug for intestinal cancer. Novozymes will cover the costs of the Phase 2 trials, which will start in the autumn, in return for certain rights to the final product.

The possibility of developing and producing other biopolymers is under continuous examination.

If the introduction of hyaluronic acid is a success, investment in a separate production facility is likely.

Contract production of pharmaceutical proteins:

The purchase of Novozymes Biopharma gave Novozymes a European approved cGMP facility producing, among other things, Protein A. A decision has been taken to invest in expanding the production facility in 2005 in order to achieve FDA status.

In 2002 Novozymes entered into an agreement with Neugenesis Corp. concerning the development of a microbial method of production for monoclonal antibodies. The progress made has recently resulted in the parties agreeing to extend the collaboration, although a number of technical challenges remain.

Development of antimicrobial peptides

The initiatives within the area of antimicrobial peptides, which are a new class of antibiotic substances, have so far resulted in the identification of several promising classes of naturally occurring peptides. One of the projects has now reached the point where a partner is being sought to take it further. The other projects are still at a very early stage.

Novozymes A/S
Stakeholder Communications
2004-21229-01

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Phone:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number:
10 00 71 27

Low-allergenic protein technologies

Novozymes has succeeded in developing a system for the expression and purification of the complex protein Der p 1, which is one of the two most important house dust mite allergens. The company has also succeeded in producing variants of Der p 1 which can reduce the risk of severe allergic reactions to allergy vaccination.

Thanks to the rapid progress made on the vaccine, Novozymes is now actively seeking a partner with an interest in allergy vaccination.

Forward-looking statements

This Stock exchange announcement contains forward-looking statements, including the financial outlook for 2004. Forward-looking statements are, by their very nature, associated with risks and uncertainties that may cause actual results to differ materially from expectations. The uncertainties may include unexpected developments in the international currency exchange and securities markets, market-driven price decreases for Novozymes' products, and the introduction of competing products within Novozymes' core areas.

Bagsværd, August 4, 2004
Board of Directors
Novozymes A/S

Contact persons

Media relations:

Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Anne Thommesen
Tel. (direct): +45 4442 4161

Investor Relations:

Outside the USA and Canada:
Michael Steen-Knudsen
Tel. (direct): +45 4442 6048

USA and Canada:
Thomas Kudsk Larsen
Tel.: +1 919 494 3279

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 3,900 people in 30 countries. Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Appendix 1

(DKK million)	2004 Q2	2004 Q1	2003 Q4	2003 Q3	2003 Q2	2003 Q1	% change Q2/Q2
Enzymes	**1,452**	**1,360**	**1,371**	**1,461**	**1,331**	**1,379**	**9**
- technical enzymes	897	863	865	908	858	862	5
- detergent	512	518	506	529	502	515	2
- other technical	385	345	359	379	356	347	8
- food enzymes	367	328	329	399	333	352	10
- feed enzymes	188	169	177	154	140	165	34
Microorganisms	**83**	**81**	**59**	**72**	**65**	**65**	**28**
Net turnover	**1,535**	**1,441**	**1,430**	**1,533**	**1,396**	**1,444**	**10**

(DKK million)	2004 Q2	2004 Q1	2003 Q4	2003 Q3	2003 Q2	2003 Q1	% change Q2/Q2
Europe, Middle East & Africa	663	630	669	713	610	653	9
North America	471	443	403	445	439	415	7
Asia Pacific	278	267	253	255	257	279	8
Latin America	123	101	105	120	90	97	37
Net turnover	**1,535**	**1,441**	**1,430**	**1,533**	**1,396**	**1,444**	**10**

Novozymes A/S
Stakeholder Communications
2004-21229-01
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Phone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

novozymes®

Stock exchange announcement

July 5, 2004

Reduction of the share capital and status of Novozymes' holding of own shares

As stated in stock exchange announcement no. 26/2004, a reduction of Novozymes' share capital was approved at the Novozymes A/S annual general meeting on March 17, 2004.

The right to contest a claim met the deadline on July 3, 2004 unchallenged and therefore the reduction of Novozymes' share capital has been filed for registration with the Danish Commerce and Companies Agency.

After registration the share capital will be DKK 726 million, corresponding to 72.6 million shares.

	Share capital in DKK	No. of shares, DKK 10
A shares	107,487,200	10,748,720
B shares	618,512,800	61,851,280
Total	726,000,000	72,600,000

As at June 30, 2004, Novozymes' holding of own shares comprised 7,183,574 B shares, equivalent to 4,344,742 B shares after capital write-down or 6.0% of the written-down share capital. In the period from January 29 to June 30, 2004, Novozymes purchased own shares to a value of DKK 393 million as part of a larger share buy-back programme.

Contacts persons

Press and media:
Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Anne Thommesen
Tel. (direct): +45 4442 4161

Equity analysts and investors:
Michael Steen-Knudsen
Tel. (direct): +45 4442 6048

Thomas Kudsk Larsen (in the USA)
Tel.: +1 919 494 3279

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 3,900 people in 30 countries.Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen

Novozymes A/S
Stakeholder
Communications
2004-26518-01

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Phone:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR no.:
10 00 71 27

Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novozymes A/S
Stakeholder
Communications

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Phone:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR no.:
10 00 71 27